
Mail Stop 4720

July 6, 2011

Via E-mail
Mr. Allan A. Muto
Chief Financial Officer
Essa Bancorp, Inc.
200 Palmer Street
Stroudsburg, Pennsylvania, 18360

> **Re:** **Essa Bancorp, Inc.**
> **Form 10-Q for Fiscal Quarter Ended**
> **March 31, 2011**
> **Filed May 10, 2011**
> **File No. 001-33384**

Dear Mr. Muto:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q as of March 31, 2011

Note 8 – Loans Receivable, Net and Allowance for Loan Losses, page 10

1. We note your response to the second bullet point of comment 3 from our letter dated April 15, 2011. Please clarify the following:

- You state that you "typically" utilize a discount of 20% for owner-occupied residential mortgage loans. Please tell us the circumstances in which you would not use a 20% discount for these loans. Further, if you used a discount other than 20% on these types of loans as of March 31, 2011, please tell us the impact this had on your financial statements.
- You state that the discounts were determined as a "reflection of our overall experience." Please elaborate on how your overall experience helped you determine the proper discounts to apply.
- We also note your statement that the discounts are determined as a "reduction in price necessary to reduce our holding time of said property." Please clarify the meaning of this statement.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3474 if you have any questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant